Exhibit 99.3

GIGAMEDIA LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2021

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

GIGAMEDIA LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

GigaMedia Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the result of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair Value — Level 3 Assets — Refer to Note 4 to the consolidated financial statements

Critical Audit Matter Description

The Company holds marketable securities amounted to $10,322 thousand issued by a private company. The fair value of the investments is based on complex valuation methods with unobservable inputs, therefore, classified as Level 3.

Unlike the valuation of assets with readily observable market prices, therefore, more easily independently corroborated, the valuation of financial instruments classified as Level 3 is inherently subjective, and often involves the use of complex proprietary methods and unobservable inputs.

We identified the valuation of the Level 3 assets as a critical audit matter because of the complex valuation methods and unobservable inputs, including the discount of lack of marketability and volatility management uses to estimate the fair value. This requires a high degree of auditor’s professional judgment and an increased extent of effort, including the involvement of our fair value specialists, when evaluating the methods and related inputs.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included the following, among others:

•

We obtained an understanding and evaluated the design and implementation of controls over management’s valuation of the Level 3 assets, including controls over the Company’s valuation methods and significant unobservable inputs.

•

With the assistance of our fair value specialists, (1) we evaluated the appropriateness of the valuation methodologies and techniques used in determining the fair value of the Level 3 asset;(2)we tested the underlying data used in the methods calculations and the mathematical accuracy of the calculation; (3)we evaluated the appropriateness of the judgements and estimates of the key inputs used in determining the fair value of the Level 3 assets including but not limited to the discount of lack of marketability and volatility.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 27, 2022

We have served as the Company’s auditor since 2017.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2020 AND 2021

(in thousands of US dollars)

	December 31
	2020	2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 5)	$45,702	$41,455
Accounts receivable - net (Note 6)	275	265
Prepaid expenses	88	401
Restricted cash (Note 5)	300	306
Other current assets (Note 7)	160	155
Total Current Assets	46,525	42,582
Marketable securities - noncurrent (Note 8)	10,000	10,322
PROPERTY, PLANT AND EQUIPMENT, NET	22	88
INTANGIBLE ASSETS - NET	4	12
OTHER ASSETS
Refundable deposits	208	211
Prepaid licensing and royalty fees (Note 3)	130	35
Right-of-use assets (Note 9)	—	1,971
Other (Note 12)	134	297
TOTAL ASSETS	$57,023	$55,518

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - (Continued)

DECEMBER 31, 2020 AND 2021

(in thousands of US dollars, except share data)

	December 31
	2020	2021
LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$70	$118
Accrued expenses (Note 10)	1,516	1,435
Deferred revenue (Note 11)	950	880
Other current liabilities (Notes 9 and 17)	387	783
Total Current Liabilities	2,923	3,216
NONCURRENT LIABILITIES
Lease liabilities (Note 9)	3	1,450
Total Liabilities	2,926	4,666
COMMITMENTS AND CONTINGENCIES (Note 17)	—	—
SHAREHOLDERS' EQUITY (Note 13)
Common shares, no par value, and additional paid-in capital; issued and outstanding 11,052 thousand shares in 2020 and 2021	308,752	308,752
Accumulated deficit	(232,254)	(235,679)
Accumulated other comprehensive loss	(22,401)	(22,221)
Total GigaMedia Shareholders’ Equity	54,097	50,852
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$57,023	$55,518

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in thousands of US dollars, except for earnings per share amounts)

	2019	2020	2021
OPERATING REVENUES
Digital entertainment service revenues (Note 18)	$6,645	$6,875	$5,492
COSTS OF REVENUES
Cost of digital entertainment service revenues	(3,064)	(2,956)	(2,584)
GROSS PROFIT	3,581	3,919	2,908
OPERATING EXPENSES
Product development and engineering expenses	(1,186)	(1,327)	(1,449)
Selling and marketing expenses	(1,995)	(1,618)	(1,729)
General and administrative expenses	(3,182)	(3,121)	(3,697)
Impairment loss on property, plant and equipment (Note 4)	(109)	—	—
Impairment loss on intangible assets (Note 4)	(15)	—	—
Impairment loss on prepaid licensing and royalty fees (Notes 3 and 4)	(85)	—	—
Bad debt expense (Note 6)	(24)	(5)	(7)
	(6,596)	(6,071)	(6,882)
LOSS FROM OPERATIONS	(3,015)	(2,152)	(3,974)
NON-OPERATING INCOME (EXPENSES)
Interest income	1,483	613	252
Gain on disposal of marketable securities (Note 8)	—	—	125
Foreign exchange gain (loss), net	(68)	199	122
Other	(59)	47	50
	1,356	859	549
LOSS BEFORE INCOME TAXES	(1,659)	(1,293)	(3,425)
INCOME TAX EXPENSE (Note 16)	—	—	—
NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	$(1,659)	$(1,293)	$(3,425)
LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA
Basic and Diluted:	$(0.15)	$(0.12)	$(0.31)
WEIGHTED AVERAGE SHARES USED TO COMPUTE LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS (Note 2)
Basic	11,052	11,052	11,052
Diluted	11,052	11,052	11,052

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in thousands of US dollars)

	2019	2020	2021
NET LOSS	$(1,659)	$(1,293)	$(3,425)
OTHER COMPREHENSIVE INCOME (LOSS) - NET OF TAX:
Defined benefit pension plan adjustment	20	(28)	14
Foreign currency translation adjustment	66	224	203
Unrealized holding loss on marketable securities	—	(351)	(124)
Reclassification adjustment for loss included in net income	—	—	97
Other	—	—	(10)
	86	(155)	180
COMPREHENSIVE LOSS ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS	$(1,573)	$(1,448)	$(3,245)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in thousands of US dollars and shares)

	GIGAMEDIA SHAREHOLDERS
	Common shares and additional paid-in capital		Accumulated deficit	Accumulated other comprehensive loss
	Shares	Amount	(Note 13)	(Note 14)	Total
Balance as of January 1, 2019	11,052	$308,750	$(228,246)	$(22,332)	$58,172
Cumulative effect of initially applying new accounting standards	—	—	(1,056)	—	(1,056)
Stock-based compensation	—	1	—	—	1
Net loss	—	—	(1,659)	—	(1,659)
Other comprehensive income	—	—	—	86	86
Balance as of December 31, 2019	11,052	308,751	(230,961)	(22,246)	55,544
Stock-based compensation	—	1	—	—	1
Net loss	—	—	(1,293)	—	(1,293)
Other comprehensive loss	—	—	—	(155)	(155)
Balance as of December 31, 2020	11,052	$308,752	$(232,254)	$(22,401)	$54,097
Net loss	—	—	(3,425)	—	(3,425)
Other comprehensive income	—	—	—	180	180
Balance as of December 31, 2021	11,052	$308,752	$(235,679)	$(22,221)	$50,852

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in thousands of US dollars)

	2019	2020	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,659)	$(1,293)	$(3,425)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	61	3	11
Amortization	47	5	9
Stock-based compensation	1	1	—
Impairment loss on property, plant and equipment	109	—	—
Impairment loss on intangible assets	15	—	—
Impairment losses on prepaid licensing and royalty fees	85	—	—
Bad debt expense	24	5	7
Gain on disposal of marketable securities and investments	—	—	(125)
Loss of lawsuit contingent liabilities	96	—	—
Net changes in:
Accounts receivable	130	89	3
Prepaid expenses	10	25	(313)
Prepaid licensing and royalty fees	306	(87)	96
Prepaid pension assets	(29)	19	(16)
Other assets	(15)	(90)	(151)
Accounts payable	(40)	5	47
Accrued expenses	(153)	236	(80)
Other liabilities	(555)	(993)	(198)
Net cash used in operating activities	(1,567)	(2,075)	(4,135)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable securities	—	(10,000)	—
Purchases of property, plant and equipment	(48)	(24)	(76)
Increase in intangible assets	(14)	(8)	(17)
Proceeds from disposal of marketable securities	—	—	80
Decrease (increase) in refundable deposits	(2)	(9)	(4)
Other	(9)	—	—
Net cash used in investing activities	(73)	(10,041)	(17)

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in thousands of US dollars)

	2019	2020	2021
CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash used in financing activities	—	—	—
Net foreign currency exchange differences on cash, cash equivalents and restricted cash	88	(156)	(89)
NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(1,552)	(12,272)	(4,241)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	59,826	58,274	46,002
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$58,274	$46,002	$41,761
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$—	$—	$—
Income tax refund during the year	$(6)	$—	$(2)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

Notes To Consolidated Financial Statements

December 31, 2019, 2020 and 2021

NOTE 1. Principal Activities, Basis of Presentation, and Summary of Significant Accounting Policies

(a) Principal Activities

GigaMedia Limited (referred to hereinafter as GigaMedia, our Company, we, us, or our) is a diversified provider of digital entertainment services, with a headquarters in Taipei, Taiwan.

Our digital entertainment service business operates a suite of play-for-fun digital entertainment services, mainly targeting online and mobile-device users across Asia.

(b) Basis of Presentation

The accompanying consolidated financial statements of our Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(c) Summary of significant accounting policies

Principles of Consolidation

The consolidated financial statements include the accounts of GigaMedia and its subsidiaries after elimination of all inter-company accounts and transactions.

Foreign Currency Transactions

The functional currency of each individual consolidated entity is determined based on the primary economic environment in which the entity operates. Foreign currency transactions denominated in currencies other than the functional currencies are translated into the functional currency using the exchange rate prevailing on the transactions dates. At year-end, the balances of foreign currency monetary assets and liabilities are recorded based on prevailing exchange rates and any resulting gains or losses are included in other income and expenses. For the Investments in debt securities that are classified as either trading or available for sale that is denominated in a foreign currency, see Note 1(c), Summary of significant accounting policies - Marketable Securities, for additional information.

Translation of Foreign Currency Financial Statements

The reporting currency of our Company is the U.S. dollars. The functional currency of some of our Company’s subsidiaries is the local currency of the respective entity. Accordingly, the financial statements of the foreign subsidiaries were translated into U.S. dollars at the following exchange rates: assets and liabilities — current rate on the balance sheet date; shareholders’ equity — historical rates; income and expenses — average rate during the period. Cumulative translation adjustments resulting from this process are charged or credited to other comprehensive income.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management bases its estimates on historical experience and on assumptions that it believes are reasonable. Management assesses these estimates on a regular basis; however, actual results could differ from those estimates. Items subject to such estimates and assumptions include but not limit to the deferral and breakage of revenues; the fair value of unquoted marketable securities, the useful lives of property, plant and equipment and right-of-use assets; allowances for doubtful accounts; the valuation of deferred tax assets, long-lived assets, investments and share-based compensation; and accrued pension liabilities (prepaid pension assets), income tax uncertainties and other contingencies. We believe the critical accounting policies listed below affect management’s judgments and estimates used in the preparation of the consolidated financial statements.

Revenue Recognition and Deferral

General

Our recognition of revenue from contracts with customers is in accordance with the five-step revenue recognition model: (1) identify the contract with a customer; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation; and (5) recognize revenue when or as we satisfy a performance obligation.

Sales taxes assessed by governmental authorities on our revenue transactions are presented on a net basis of digital entertainment service revenues in our consolidated financial statements.

In addition to the aforementioned general policies, the following are the specific revenue recognition policies for revenue from contracts with customers.

Digital Entertainment Product and Service Revenues

Digital entertainment product and service revenues are mainly generated through sale of virtual points and in-game items, and those virtual goods purchased in our games can only be consumed in our games. Therefore, we regard the sale of a virtual good as a service, where the related performance obligation is satisfied over time, and revenues are recognized by measuring progress toward satisfying the performance obligation in a manner that best depicts the transfer of goods or services to the customer. Accordingly, we recognize revenues from the sale of virtual goods over the period of time using the output method, which is generally the estimated service period.

Digital entertainment product and service revenues are generated through the sale of virtual points, prepaid cards and game packs via various third-party storefronts, distributors and payment channels, including but not limited to the “Google Play Store,” the “Apple App Store,” convenience stores, telecom service providers and other payment service providers. Proceeds from sales of prepaid cards and game packs, net of sales discounts, and virtual points are deferred when received, and revenue is recognized upon the actual usage of the playing time or in-game virtual items by the end-users, or over the estimated useful life of virtual items, when the game is terminated and the period of refund claim for any sold virtual items is ended in accordance with our published policy, or when the likelihood of the customer exercising the remaining rights becomes remote. (Please see “Deferred Revenues and Breakage” below for more discussion of accounting treatments of the unexercised rights.)

Estimated Service Period

The virtual goods for our games may have different service periods. We use the weighted average number of days of a player’s payment interval as the estimate for the service period of each game. We evaluate the appropriateness of such estimates quarterly to see if they are in line with our observations in the operations. We believe this provides a reasonable depiction of the transfer of services to our customers, as it is the best representation of the time period during which our customers play our games. Determining the estimated service period is subjective and requires management’s judgment. Future usage patterns may differ from historical ones and therefore, the estimated service period may change in the future. The estimated service periods for players of our current games are generally less than 6 months.

Principal Agent Considerations

For the revenues generated from our digital entertainment offerings which are licensed to us for using, marketing, distributing, selling and publishing, and for the sales of our products and services via third-party storefronts and other channels, we evaluate to determine whether our revenues should be reported on a gross or net basis. Key indicators that we evaluate in determining whether we are the principal in the sale (gross reporting) or an agent (net reporting) include, but are not limited to:

•	which party is primarily responsible for fulfilling the promise to provide the specified good or service; and
•	which party has discretion in establishing the price for the specified good or service.

Based on our evaluation of various indicators, we report revenues on a gross basis for games that we publish and operate, as we are, and we present ourselves as, responsible for fulfilling the promise of delivering the virtual goods in the game and maintaining the game environment for customers’ consumption of such virtual goods. We have the discretion in establishing the price for those virtual goods, including the power to decide the range and extent of price discount or quantity discount, while the licensors or the third-party channels charge a fixed percentage of fees for such sales. And any loss on the receivables has to be absorbed by us and not the third-party channels.

Deferred Revenues and Breakage

Deferred revenues representing contract liabilities consist mainly of the advanced income related to our digital entertainment business. Deferred revenue represents proceeds received relating to the sale of virtual points and in-game items that are activated or charged to the respective user account by users, but which have not been consumed by the users or expired. Deferred revenue is credited to profit or loss when the virtual points and in-game items are consumed or have expired. Pursuant to relevant requirements in Taiwan, as of December 31, 2020 and 2021, cash totaling $300 thousand and $306 thousand, respectively, had been deposited in escrow accounts in banks mainly as a performance bond for the users’ prepayments and virtual points, and is included within restricted cash in the consolidated balance sheets.

For deferred revenues, some users may not exercise all of their contractual rights, and those unexercised rights are referred to as breakage. We estimate and recognize the breakage amount as revenue when the likelihood of the customer exercising the remaining rights becomes remote. We consider a variety of data points when determining the estimated breakage amount, including the time when we ceased selling prepaid products for certain services and when such prepaid products were last used in charging users’ accounts.

Prepaid Licensing and Royalty Fees

Our Company, through our subsidiaries, routinely enters into agreements with licensors to acquire licenses for using, marketing, distributing, selling and publishing digital entertainment offerings.

Prepaid licensing fees paid to licensors are amortized on a straight-line basis over the shorter of the estimated useful economic life of the relevant product and service or license period, which is usually within one to two years.

Prepaid royalty fees and related costs are initially deferred when paid to licensors and amortized as operating costs based on certain percentages of revenues generated by the licensee from operating the related digital entertainment product and service in the specific country or region over the contract period.

Fair Value Measurements

Our Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. We determine fair value based on assumptions that market participants would use in pricing an asset or a liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Our Company generally determines or calculates the fair value of financial instruments using quoted market prices in active markets when such information is available; otherwise we apply appropriate present value or other valuation techniques, such as discounted cash flow analyses, incorporating adjusted available market discount rate information and our Company’s estimates for non-performance and liquidity risk, or the backsolve method, where we derive the implied value of financial instruments for the target company from a recent transaction involving the target company’s own securities. These techniques rely extensively on the use of a number of assumptions, including the discount rate, credit spreads, and estimates of future cash flows. (Please see Note 4, “Fair Value Measurements”, for additional information.)

Cash Equivalents, Restricted Cash and Presentation of Statements of Cash Flows

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and so near to their maturity that they present relatively insignificant risk from changes in interest rates. Commercial paper, negotiable certificates of deposit, time deposits and bank acceptances with original maturities of three months or less are considered to be cash equivalents.

Our consolidated statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statement of cash flows.

Marketable Securities

Debt securities

Debt securities for which we have the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost. Debt securities held primarily for the purpose of selling in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in income.

Debt securities not classified as held-to-maturity or trading are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of income taxes, as a separate component of other comprehensive income. When a trading or available-for-sale security is denominated in a foreign currency, changes in the exchange rate between the foreign currency and an entity’s functional currency affect the security’s fair value. Therefore, under ASC 320, Investments—Debt Securities, the trading or available-for-sale security must be remeasured from the foreign currency to the functional currency as of each reporting date by using the current exchange rate to determine the fair value of the security. The entire change in the security’s fair value (including the portion related to a change in the exchange rates) is classified in accordance with ASC 320.

Losses on debt security transactions and declines in value that are determined to be the result of credit losses, if any, are reported in the consolidated statements of operations. In measuring credit losses, management adopts a current expected credit loss model, where the expected losses are measured on the basis of relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of reported amount. Unrealized gains on credit-related recoveries are reported in the consolidated statements of operations.

Equity securities

Equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) are to be measured at fair value with changes in fair value recognized in net income.

Receivables

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. Our Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management adopts a current expected credit loss model based on expected losses. The measurement of expected losses is based on relevant information about past events, including historical losses adjusted to take into account the amount of receivables in dispute, and the current receivables aging and current payment patterns, as well as reasonable and supportable forecasts that affect the collectibility of reported amounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over useful lives that correspond to categories as follows:

Categories	Years
Information and communication equipment	2 to 5
Office furniture and equipment	3 to 6
Leasehold improvements	Shorter of 5 or lease term

Leasehold improvements are amortized over the shorter of the term of the lease or the economic useful life of the assets. Improvements and replacements are capitalized and depreciated over their estimated useful lives, while ordinary repairs and maintenance are expensed as incurred.

Software Cost

We capitalize certain costs incurred to purchase computer software. These capitalized costs are amortized on a straight-line basis over the shorter of the useful economic life of the software or its contractual license period, which is typically one to three years.

Impairment of Long-Lived Assets

Long-lived assets other than goodwill not being amortized are reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future undiscounted cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the extent to which the carrying amount of the assets exceeds the estimated fair value of the assets. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value, and is recognized as a loss from operations. (Please see Note 4, “Fair Value Measurements”, for additional information.)

Product Development and Engineering

Product development and engineering expenses primarily consist of research compensation, depreciation and amortization, and are expensed as incurred.

Advertising

Costs of broadcast advertising are recorded as expenses as advertising airtime is used. Other advertising expenditures are expensed as incurred.

Advertising expenses incurred in 2019, 2020 and 2021 totaled $0.4 million, $0.3 million and $0.2 million, respectively and were included in selling and marketing expenses.

Leases

General

We determine if an arrangement is or contains a lease at contract inception. In certain situations, judgment may be required in determining if a contract contains a lease. For these arrangements, there is judgment in evaluating if the arrangement provides us with an asset that is physically distinct, or that represents substantially all of the capacity of the asset, and if we have the right to direct the use of the asset. Lease assets and liabilities are recognized based on the present value of future lease payments over the lease term at the commencement date. Included in the lease liability are future lease payments that are fixed, in-substance fixed, or are payments based on an index or rate known at the commencement date of the lease. Variable lease payments are recognized as lease expenses as incurred, and generally relate to variable payments made based on the level of services provided by the lessor of our leases. The operating lease right-of-use (“ROU”) asset also includes any lease payments made prior to commencement, initial direct costs incurred, and lease incentives received. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate in determining the present value of future payments. The incremental borrowing rate represents the rate required to borrow funds over a similar term to purchase the leased asset, and is based on the information available at the commencement date of the lease. For leased assets with similar lease terms and asset type we applied a portfolio approach in determining a single incremental borrowing rate to apply to the leased assets.

In determining our lease liability, the lease term includes options to extend or terminate the lease when it is reasonably certain that we will exercise such option. Leases with an initial term of 12 months or less are not recorded on the balance sheet, and we recognize lease expense for these leases on a straight-line basis over the lease term.

Subsequently, lease liabilities are measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term, a change in future lease payments resulting from a change in an index or a rate used to determine those payments, or a change in the assessment of an option to purchase an underlying asset, our Company remeasures the lease liabilities with a corresponding adjustment to the ROU assets.

Operating lease ROU assets are presented in “Other assets” and operating lease liabilities are presented in “Other current liabilities” and “Lease liabilities” on our consolidated balance sheets.

Share-Based Compensation

Share-based compensation represents the cost related to share-based awards granted to employees. We measure share-based compensation cost at the grant date, based on the estimated fair value of the award. Share-based compensation is recognized for the portion of the award that is ultimately expected to vest, and the cost is amortized on a straight-line basis (net of estimated forfeitures) over the vesting period. Our Company estimates the fair value of stock options using the Black-Scholes valuation model. The cost is recorded in costs of revenues and operating expenses in the consolidated statements of operations on the date of grant based on the employees’ respective function.

For shares and stock options granted to non-employees, we measure the fair value of the equity instruments granted at the earlier of the performance commitment date or when the performance is completed.

Retirement Plan and Net Periodic Pension Cost

Under our defined benefit pension plan, net periodic pension cost, which includes service cost, interest cost, expected return on plan assets, amortization of unrecognized net transition obligation and gains or losses on plan assets, is recognized based on an actuarial valuation report. We recognize the funded status of pension plans and non-pension post-retirement benefit plans (retirement-related benefit plans) as an asset or a liability in the consolidated balance sheets.

Under our defined contribution pension plans, net periodic pension cost is recognized as incurred.

Income Taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities, which are classified as noncurrent on the consolidated balance sheets, are measured using the enacted tax rate and laws that will be in effect when the related temporary differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount that more-likely-than-not will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carryforwards become deductible.

In addition, we recognize the financial statement impact of a tax position when it is more-likely-than-not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is measured at the largest amount that is greater than a 50% likelihood of being realized upon settlement. Interest and penalties on an underpayment of income taxes are reflected as income tax expense in the consolidated financial statements.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing the net earnings (loss) for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of options in all periods, are included in the computation of diluted earnings (loss) per share to the extent such shares are dilutive. Diluted earnings (loss) per share also takes into consideration the effect of dilutive securities issued by subsidiaries. In a period in which a loss is incurred, only the weighted average number of common shares issued and outstanding is used to compute the diluted loss per share, as the inclusion of potential common shares would be anti-dilutive. Therefore, for the years ended December 31, 2019, 2020 and 2021, basic and diluted loss per share were $0.15, $0.12 and $0.31, respectively.

Segment Reporting

Our segment reporting is mainly based on lines of business. We use the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by our Company’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining our operating segments. Our Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer.

Segment profit and loss is determined on a basis that is consistent with how our Company reports operating loss in its consolidated statements of operations. Our Company does not report segment asset information to the CODM. Consequently, no asset information by segment is presented. Because we operate only one segment, there are no intersegment transactions.

(d) Recently Adopted Accounting Pronouncements

Income Taxes

On January 1, 2021, our Company adopted ASU No. 2019-12 Income Taxes (Topic 740), which is an amendment that (i) eliminated certain exceptions for recognizing deferred taxes liability associated with ownership changes in foreign equity method investments, performing intraperiod allocation, and calculating income taxes in interim periods for year-to-date losses that exceed anticipated losses, (ii) simplified income tax accounting for franchise taxes that are partially based on income, transactions with a government that results in a step-up in the tax basis of goodwill, separate financial statements of legal entities that are not subject to tax, and (iii) enacted changes in tax laws in interim periods. The adoption of this amendment did not have any material impact on our Company’s consolidated financial position, results of operations, cash flows and consolidated financial statement disclosures.

(e)Recent Accounting Pronouncements Not Yet Adopted

In November 2021, the FASB issued AUS No. 2021-10, Government Assistance (Topic 832), which is an accounting update to increase transparency in financial reporting by requiring business entities to disclose, in notes to their financial statements, information about certain types of government assistance they receive. This amendment is effective for our Company’s consolidated financial statements issued for 2022. The adoption of this amendment is not expected to have a material impact on our Company’s financial position, results of operations, cash flows or financial statement disclosures.

NOTE 2. EARNINGS (LOSS) PER SHARE

The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

(in thousand shares)	2019	2020	2021
Weighted average number of outstanding shares
Basic	11,052	11,052	11,052
Effect of dilutive securities
Employee share-based compensation	—	—	—
Diluted	11,052	11,052	11,052

Certain outstanding options were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The antidilutive stock options excluded and their associated exercise prices per share were 225 thousand shares at the range of $2.90 to $12.35 as of December 31, 2019, 49 thousand shares at $2.90 to $7.15 as of December 31, 2020, and 37 thousand shares at $2.90 to $7.15 as of December 31, 2021. There were no antidilutive Restricted Stock Units (“RSUs”) as of December 31, 2019, 2020, and 2021.

NOTE 3. PREPAID LICENSING AND ROYALTY FEES

The following table summarizes changes to our Company’s prepaid licensing and royalty fees:

(in US$ thousands)	2019	2020	2021
Balance at beginning of year	$435	$44	$130
Addition	205	340	98
Amortization and usage	(511)	(254)	(193)
Impairment charges	(85)	—	—
Balance at end of year	$44	$130	$35

At the end of 2019, 2020 and 2021, we recognized impairment losses of $85 thousand, $0 thousand and $0, respectively, for the prepaid licensing and royalty fees related to certain licensed games that we stopped operating or for which the carrying amounts of the related assets were determined not to be recoverable from their expected future undiscounted cash flows.

NOTE 4. FAIR VALUE MEASUREMENTS

The following table presents the carrying amounts and estimated fair values of our Company’s financial instruments at December 31, 2020 and 2021.

(in US$ thousands)	2020		2021
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	$45,702	$45,702	$41,455	$41,455
Accounts receivable	275	275	265	265
Restricted cash	300	300	306	306
Refundable deposits	208	208	211	211
Marketable securities - noncurrent	10,000	10,000	10,322	10,322
Financial liabilities
Accounts payable	70	70	118	118
Accrued expenses	1,516	1,516	1,435	1,435
Lease liabilities - current and noncurrent	98	98	1,987	1,987

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of December 31, 2020 and 2021 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an arm’s length transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. In situations where there is little market activity for the asset or liability at the measurement date, the fair value measurement reflects our Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by us based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•

Cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued expenses: The carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments.

•	Refundable deposits: Measurement of refundable deposits with no fixed maturities is based on carrying amounts.
•	Marketable securities – noncurrent: Valuation techniques are applied for measurement of marketable securities.
•	Lease liabilities: Measured at discounted amounts of lease payments.

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis

Our Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.

Assets and liabilities measured at fair value on a recurring basis are summarized as below:

(in US$ thousands)	Fair Value Measurement Using
	Level 1	Level 2	Level 3	At December 31, 2021
Assets
Restricted cash - time deposits	$—	$306	$—	$306
Marketable securities - noncurrent	—	—	10,322	10,322
	$—	$306	$10,322	$10,628

(in US$ thousands)	Fair Value Measurement Using
	Level 1	Level 2	Level 3	At December 31, 2020
Assets
Cash equivalents - time deposits	$—	$6	$—	$6
Restricted cash - time deposits	—	300	—	300
Marketable securities - noncurrent	—	—	10,000	10,000
	$—	$306	$10,000	$10,306

Our Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 3 for the years ended December 31, 2020 and 2021.

Level 2 measurements:

Cash equivalents – time deposits and restricted cash – time deposits are interest-earning deposits in banks, and the cash flows are estimated based on the terms of the contracts and discounted using the market interest rates applicable to the maturity of the contracts, which are adjusted to reflect credit risks on counterparties. As the inputs into the valuation techniques are readily observable, these deposits are classified in Level 2 of the fair value hierarchy.

Level 3 measurements:

We did not hold assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2019. For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2020 and 2021, a reconciliation of the beginning and ending balances are presented as follows:

(in US$ thousands)	Marketable Securities - Debt Securities	Marketable Securities - Debt and Equity Securities
	2020	2021
Balance at beginning of year	$—	$10,000
Purchase	10,000	2,190
Disposal	—	(2,033)
Total gains or (losses) (realized/unrealized)
included in earnings	—	—
included in other comprehensive income - unrealized gain (loss) on security	(351)	(124)
included in other comprehensive income - foreign currency items	351	289
Balance at end of year	$10,000	$10,322
The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$—	$—

The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as of December 31, 2020 and 2021 are shown below:

Marketable securities-Level 3 financial assets

Calculation Date	Valuation Technique	Significant Unobservable Inputs	Rate for debt investment	Rate for equity investment	Sensitivity of the Input to Fair Value
December 31, 2021	The backsolve method to estimate the enterprise value, and then the option pricing method to allocate equity value among various classes of stakeholders.	Discount for lack of marketability (“DLOM”)	From 9. 0% to 18. 0% for different scenarios	From 11.0% to 18.0% for different scenarios	1% increase or decrease in DLOM would result in a variation in the debt investment’s fair value by approximately $93 thousand and in the equity investment’s fair value by approximately $26 thousand.
		Volatility	36.0%	36.0%

1% increase or decrease in volatility would result in a variation in the debt investment’s fair value by approximately $9 thousand and in the equity investment’s fair value by approximately $13 thousand.

December 31, 2020	The backsolve method to estimate the enterprise value, and then the option pricing method to allocate equity value among various classes of stakeholders	Discount for lack of marketability (“DLOM”)	From 13.50% to 26.00% for different scenarios	-	1% increase or decrease in DLOM would result in a variation in the debt investment’s fair value by approximately $120 thousand.
		Volatility	41.0%	-	1% increase or decrease in volatility would result in a variation in the debt investment’s fair value by less than $30 thousand.

When estimating the value of the early stage enterprise, the backsolve method was used for inferring the enterprise value implied by a recent financing transaction involves selecting the future outcomes available to the enterprise and then calibrating the future exit values, the probabilities for each scenario and the discount rates for the various equity securities framework and making assumptions for the expected time to liquidity, volatility and risk-free rate and then solving for the value of equity. Market and the issuer’s company operating conditions are then considered between the initial transaction date and subsequent measurement dates.

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

Assets and liabilities measured at fair value on a nonrecurring basis include measuring impairment when required for long-lived assets. For GigaMedia, long-lived assets measured at fair value on a nonrecurring basis include property, plant, and equipment, intangible assets, operating lease ROU assets, and prepaid licensing and royalty fees.

No assets and liabilities measured at fair value on a nonrecurring basis were determined to be impaired as of December 31, 2020 and 2021.

NOTE 5. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows as of December 31, 2020 and 2021.

	December 31
(in US$ thousands)	2020	2021
Cash and savings accounts	$45,696	$41,455
Time deposits	6	—
Cash and cash equivalents reported on the consolidated balance sheets	45,702	41,455
Cash restricted as performance bond	300	306
Total cash, cash equivalents and restricted cash reported on the consolidated statements of cash flows	$46,002	$41,761

As of December 31, 2020 and 2021, cash amounting to $300 thousand and $306 thousand, respectively, has been deposited in escrow accounts in banks mainly as a performance bond for our players’ game points. These deposits are restricted and are included in restricted cash in the consolidated balance sheets.

We maintain cash and cash equivalents, as well as restricted cash, in bank accounts with major financial institutions with high credit ratings located in the following jurisdictions:

	December 31
(in US$ thousands)	2020	2021
Taiwan	$42,040	$41,182
Hong Kong	3,946	564
China	16	15
	$46,002	$41,761

NOTE 6. ACCOUNTS RECEIVABLE – NET

Accounts receivable consist of the following:

	December 31
(in US$ thousands)	2020	2021
Accounts receivable	$276	$267
Less: Allowance for doubtful accounts	(1)	(2)
	$275	$265

The following is a summary of the changes in our Company’s allowance for doubtful accounts during the years ended December 31, 2019, 2020 and 2021:

(in US$ thousands)	2019	2020	2021
Balance at beginning of year	$5	$3	$1
Additions: Bad debt expense	24	5	7
Less: Write-off	(26)	(7)	(6)
Translation adjustment	—	—	—
Balance at end of year	$3	$1	$2

NOTE 7. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31
(in US$ thousands)	2020	2021
Loans receivable - current	$32	$33
Less: Allowance for loans receivable - current	(32)	(33)
Other receivable	3	—
Other	157	155
	$160	$155

The following is a reconciliation of changes in our Company’s allowance for loans receivable - current during the years ended December 31, 2019, 2020 and 2021:

(in US$ thousands)	2019	2020	2021
Balance at beginning of year	$29	$30	$32
Reversal for collection of bad debt	—	—	—
Translation adjustment	1	2	1
Balance at end of year	$30	$32	$33

NOTE 8. MARKETABLE SECURITIES – NONCURRENT

Marketable securities – noncurrent consist of the following:

	December 31
(in US$ thousands)	2020	2021
Debt securities, classified as available-for-sale	$10,000	$8,132
Equity securities	—	2,190
	$10,000	$10,322

Our Company’s marketable securities - noncurrent are invested in convertible promissory notes and preferred shares. During 2021, we recognized gains of $125 thousand on disposal of marketable securities, consisting of a gain of $79 thousand on the disposal of a marketable security that have been fully impaired years ago, and a gain of $46 thousand on the deemed disposal arising from the partial conversion of the aforementioned promissory note into the preferred shares. (Please see Note 17, “Commitments and Contingencies, (c) Investment Agreements”, for additional information.) Certain of our marketable securities, though denominated in US dollars, are held by an entity of ours whose functional currency is not US dollars, resulting to unrealized exchange gain or loss accounted for as other comprehensive income or loss, and corresponding translation adjustment accordingly.

The promissory notes are convertible into common shares at a price of US$3.00 per share, subject to certain adjustments, and shall be automatically converted upon certain conditions outlined in the agreements. The promissory notes are also convertible into certain preferred shares in accordance with the terms of the agreements. The convertible promissory notes are redeemable based upon certain agreed-upon conditions.

We assessed the estimated fair values of these investments as of December 31, 2021. See Note 4 “Fair Value Measurements” for additional information.

NOTE 9. LEASE ARRANGEMENTS

We rent certain office premises and automobile for operation use under lease agreements that expire at various dates through 2026.

a. Right-of-use assets

Right-of-use assets consist of the following:

(in US$ thousands)	December 31, 2020	December 31, 2021
Carrying amount:
Office premise	$—	$1,971

The carrying amount of our right-of-use assets was nil during 2020. The following tables summarize changes to our Company’s right-of use assets during 2021:

(in US$ thousands)	Cost
Balance at January 1, 2021	$—
Additions	2,364
Exchange differences	26
Balance at December 31, 2021	$2,390

Accumulated depreciation
Balance at January 1, 2021	$—
Depreciation in 2021	415
Exchange differences	4
Balance at December 31, 2021	$419

Carrying amounts
Balance at December 31, 2020	$—
Balance at December 31, 2021	$1,971

b. Lease liabilities

	December 31
(in US$ thousands)	2020	2021
Carrying amount:
Current portion (classified under other current liabilities)	$95	$537
Noncurrent portion	3	1,450
	$98	$1,987

Discount rates for the existing lease liabilities ranged from 1.7% to 2.8% as of December 31, 2020, and from 1.44% to 2.88% as of December 31, 2021.

c. Material terms of right-of-use assets

We lease office premises and automobile for operational use with lease terms of 2 to 5 years. We do not have purchase options to acquire the leasehold office premises at the end of the lease terms.

d. Supplemental information

Supplemental disclosures of cash flow and noncash information consist of the following:

	For the Year ended December 31
(in US$ thousands)	2020	2021
Cash paid for operating leases	$533	$531
Lease liabilities arising from obtaining right-of-use assets	$—	$2,364

	As of December 31
	2020	2021
Weighted-average remaining lease term	0.34 years	4.00 years
Weighted-average discount rate	1.94%	1.54%

Operating lease expenses were $6 thousand and $456 thousand during the years ended December 31, 2020 and 2021, respectively.

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities recorded on the consolidated balance sheet as of December 31, 2021:

(in US$ thousands)	Operating Leases
Year
2022	$537
2023	504
2024	473
2025	457
2026	76
Total minimum lease payments	2,047
Less: amount of lease payments representing interest	(60)
Present value of future minimum lease payments	1,987
Less: current obligation under leases	(537)
Non-current lease obligations	$1,450

NOTE 10. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31
(in US$ thousands)	2020	2021
Accrued professional fees	$457	$437
Accrued compensation	474	266
Accrued royalties	164	155
Accrued advertising expenses	25	99
Accrued director compensation and liability insurance	102	107
Other	294	371
	$1,516	$1,435

NOTE 11. DEFERRED REVENUE

Deferred revenue consists of the following:

	December 31
(in US$ thousands)	2020	2021
Unused virtual points	$724	$702
Unamortized virtual items	226	168
Advances for pre-order items	—	10
	$950	$880

The breakage amounts recognized as revenue during the years ended December 2020 and 2021 were $51 and $62 thousand, respectively.

NOTE 12. PENSION BENEFITS

Our Company and our subsidiaries have defined benefit and defined contribution pension plans that cover substantially all of our employees.

Defined Benefit Pension Plan

We have a defined benefit pension plan in accordance with the Labor Standards Law of the Republic of China (R.O.C.) for our employees located in Taiwan, covering substantially all full-time employees for services provided prior to July 1, 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on July 1, 2005. Under the defined benefit pension plan, employees are entitled to a lump sum retirement benefit upon retirement equivalent to the aggregate of 2 months’ pensionable salary for each of the first 15 years of service and 1 month’s pensionable salary for each year of service thereafter subject to a maximum of 45 months’ pensionable salary. The pensionable salary is the monthly average salary or wage of the final six months prior to approved retirement.

We use December 31 as the measurement date for our defined benefit pension plan. As of December 31, 2020 and 2021, the accumulated benefit obligation amounted to $287 thousand and $294 thousand, respectively, and the funded status of prepaid pension assets amounted to $67 thousand and $83 thousand, respectively. The fair value of plan assets amounted to $452 thousand and $473 thousand as of December 31, 2020 and 2021, respectively. The accumulated other comprehensive loss amounted to ($94) thousand and ($80) thousand as of December 31, 2020 and 2021, respectively. The net periodic benefit cost for 2019, 2020 and 2021 amounted to $2 thousand, $1 thousand and $3 thousand, respectively.

The following table sets forth the plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2020 and 2021:

	December 31
(in US$ thousands)	2020	2021
Benefit Obligation	$385	$390
Fair value of plan assets	452	473
	$(67)	$(83)
Amounts recognized in the balance sheet consist of:
Noncurrent liabilities (assets)	$(67)	$(83)
Accumulated other comprehensive income	—	—
Net amount recognized	$(67)	$(83)
Amounts recognized in accumulated comprehensive income (loss) consist of:
Unrecognized net gain (loss)	$(94)	$(80)

For the years ended December 31, 2019, 2020 and 2021, the net period pension cost consisted of the following:

	December 31
(in US$ thousands)	2019	2020	2021
Service cost	$—	$—	$—
Interest cost	4	4	3
Expected return on plan assets	(5)	(5)	(3)
Amortization of net loss	3	2	3
Curtailment gain	—	—	—
	$2	$1	$3

Weighted average assumptions used to determine benefit obligations for 2020 and 2021 were as follows:

	December 31
	2020	2021
Discount rate	0.750%	0.750%
Rate of compensation increase	2.00%	2.00%

Weighted average assumptions used to determine net periodic benefit cost for end of fiscal year were as follows:

	2020	2021
Discount rate	1.125%	0.750%
Rate of return on plan assets	1.125%	0.750%
Rate of compensation increase	2.00%	2.00%

Management determines the discount rate and rate of return on plan assets based on the yields of fifteen year ROC central government bonds which is in line with the respective employees remaining service period and the historical rate of return on the above mentioned Fund mandated by the ROC Labor Standard Law.

We have contributed an amount equal to 2% of the salaries and wages paid to all qualified employees located in Taiwan to a pension fund (the “Fund”). The Fund is administered by a pension fund monitoring committee (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan. Our Company makes pension payments from our account in the Fund unless the Fund is insufficient, in which case we make payments from internal funds as payments become due. We seek to maintain a normal, highly liquid working capital balance to ensure payments are made timely.

We expect to make a contribution of $0 thousand to the Fund in 2022. We expect to make future benefit payments of $1 thousand to employees from 2022 to 2026 and $32 thousand from 2027 to 2031.

Defined Contribution Pension Plans

We have provided defined contribution plans for employees located in Taiwan and Hong Kong. Contributions to the plans are expensed as incurred.

Taiwan

Pursuant to the new “Labor Pension Act” enacted on July 1, 2005, our Company has a defined contribution pension plan for our employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, we contribute no less than 6% of an employee’s monthly salary and wage and up to the maximum amount of NT$9 thousand (approximately $325), to each of the eligible employees’ individual pension accounts at the Bureau of Labor Insurance each month. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

Hong Kong

According to the relevant Hong Kong regulations, we provide a contribution plan for the eligible employees in Hong Kong. We must contribute at least 5% of the employees’ total salaries. For this purpose, the monthly relevant contribution to their individual contribution accounts is subject to a cap of HK$1.5 thousand (approximately $193). After the termination of employment, the benefits still belong to the employees in any circumstances.

The total amount of defined contribution pension expenses pursuant to our defined contribution plans for the years ended December 31, 2019, 2020 and 2021 were $187 thousand, $187 thousand, and $193 thousand, respectively, which are included in operating expenses.

NOTE 13. SHAREHOLDERS’ EQUITY

In accordance with Singapore law, the holders of ordinary shares that do not have par value, are entitled to receive dividends as declared from time to time and are entitled to one vote per share at the general meeting of our company. All shares rank equally with regard to our company’s residual assets. In addition, we are not required to have a number of authorized common shares to be issued.

NOTE 14. ACCUMULATED OTHER COMPREHENSIVE LOSS

The accumulated balances for each component of other comprehensive income (loss) are as follows:

(in US$ thousands)	Foreign currency items	Unrealized gain on securities	Pension and post retirement benefit plans	Accumulated other comprehensive loss
Balance at January 1, 2019	$(22,246)	$—	$(86)	$(22,332)
Foreign currency translation adjustment	66	—	—	66
Pension and post retirement benefit adjustment	—	—	20	20
Balance at December 31, 2019	(22,180)	—	(66)	(22,246)
Foreign currency translation adjustment	224	—	—	224
Pension and post retirement benefit adjustment	—	—	(28)	(28)
Unrealized holding loss arising during period	—	(351)	—	(351)
Balance at December 31, 2020	(21,956)	(351)	(94)	(22,401)
Foreign currency translation adjustment	203	—	—	203
Pension and post retirement benefit adjustment	—	—	14	14
Unrealized holding loss arising during period	—	(124)	—	(124)
Reclassification adjustment for loss included in net income	—	97	—	97
Other	—	(10)	—	(10)
Balance at December 31, 2021	$(21,753)	$(388)	$(80)	$(22,221)

There were no significant tax effects allocated to each component of other comprehensive income for the years ended December 31, 2019, 2020 and 2021.

NOTE 15. SHARE-BASED COMPENSATION

During 2019, 2020 and 2021, all the stock-based compensation expenses were recognized in the general and administrative expenses in our consolidated statements of operations. The stock-based compensation expense recognized in the general and administrative expenses in our consolidated statements of operations were $1 thousand, $1 thousand and $0, respectively.

There were no significant capitalized stock-based compensation costs at December 31, 2020 and 2021. There was no recognized stock-based compensation tax benefit for the years ended December 31, 2019, 2020 and 2021, as our Company recognized a full valuation allowance on net deferred tax assets as of December 31, 2020 and 2021.

(a) Overview of Stock-Based Compensation Plans

Summarized below are the stock-based compensation plans pursuant to which awards have been granted as of December 31, 2021.

2004 Employee Share Option Plan

At the June 2004 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to 1.4 million common shares of our Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2004 Plan is 10 years.

2006 Equity Incentive Plan

At the June 2006 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to 200 thousand common shares of our Company have been reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan. The maximum contractual term for the options under the 2006 Plan is 10 years.

2007 Equity Incentive Plan

At the June 2007 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to 400 thousand common shares of our Company have been reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan. The maximum contractual term for the options under the 2007 Plan is 10 years.

Summarized below are the general terms of our stock-based compensation plans, for which awards have been granted as of December 31, 2021.

Stock-Based compensation plan	Granted awards		Vesting schedule	Options’ exercise price	RSUs’ grant date fair value
2004 plan	1,575,037	(1)	immediately upon granting to four years	$3.95~$12.75	—
2006 Plan	256,716	(2)	immediately upon granting to four years	$3.85~$83	$14.55~$80.05
2007 Plan	675,057	(3)	immediately upon granting to four years	$2.90~$90.85	$12.35~$76.75

(1)	The granted awards, net of forfeited or canceled options, were within reserved shares of 1,400 thousand common shares.
(2)	The granted awards, net of forfeited or canceled options or shares, were within reserved shares of 200 thousand common shares.
(3)	The granted awards, net of forfeited or canceled options or shares, were within reserved shares of 400 thousand common shares.

Options and RSUs generally vest over the schedule described above. Certain RSUs provide for accelerated vesting if there is a change in control. All options and RSUs are expected to be settled by issuing new shares.

(b) Options

In 2019, 2020 and 2021, no options were exercised for each year.

Our Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted to employees on the grant date. No options were granted to employees during 2019, 2020 and 2021.

Option term. The expected term of the options granted represents the period of time that they are expected to be outstanding. Our Company estimates the expected term of options granted based on historical experience with grants and option exercises.

Expected volatility rate. An analysis of historical volatility was used to develop the estimate of expected volatility.

Risk-free interest rate. The risk-free interest rate is based on yields of U.S. Treasury bonds for the expected term of the options.

Expected dividend yield. The dividend yield is based on our Company’s current dividend yield.

Option transactions during the last three years are summarized as follows:

	2019		2020		2021
	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance at January 1	$10.88	229	$11.00	225	$6.16	49
Options granted	—	—	—	—	—	—
Options exercised	—	—	—	—	—	—
Options Forfeited / canceled / expired	3.85	(4)	12.35	(176)	6.25	(12)
Balance at December 31	$11.00	225	$6.16	49	$6.13	37	2.29	$—
Exercisable at December 31	$11.05	224	$6.16	49	$6.13	37	2.29	$—
Vested and expected to vest at December 31	$11.00	225	$6.16	49	$6.13	37	2.29	$—

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between GigaMedia’s closing stock price on the last trading day of 2021 and the exercise price of an option, multiplied by the number of in-the-money options) that would have been received by the option holders had they exercised their options on December 31, 2021. This amount changes based on the fair market value of GigaMedia’s stock.

As of December 31, 2021, there was no unrecognized compensation cost related to non-vested options.

The following table sets forth information about stock options outstanding at December 31, 2021:

Options outstanding			Option currently exercisable
Exercise price	No. of Shares (in thousands)	Weighted average remaining contractual life	Exercise price	No. of Shares (in thousands)
Under $5	8	2.68 years	Under $5	8
$5~$50	29	2.18 years	$5~$50	29
$50~$100	—		$50~$100	—
	37			37

(c) RSUs

The fair value of RSUs is determined and fixed on the grant date based on our stock price. No RSUs were granted during the years ended December 31, 2019, 2020 and 2021.

As of December 31 2020 and 2021, there was no unrecognized compensation cost related to non-vested RSUs. Our Company received no cash from employees as a result of employee stock award vesting and the forfeiture of RSUs during 2019, 2020 and 2021.

NOTE 16. INCOME TAXES

Income (loss) before income taxes by geographic location is as follows:

(in US$ thousands )	2019	2020	2021
Taiwan operations	$(2,191)	$(1,129)	$(1,989)
Non-Taiwan operations	532	(164)	(1,436)
	$(1,659)	$(1,293)	$(3,425)

The components of income tax benefit (expense) by taxing jurisdiction are as follows:

( in US$ thousands )	2019	2020	2021
Taiwan:
Current	$—	$—	$—
Deferred	—	—	—
	$—	$—	$—
Non-Taiwan:
Current	$—	$—	$—
Deferred	—	—	—
	$—	$—	$—
Total current income tax benefit (expense)	$—	$—	$—
Total deferred income tax benefit	$—	$—	$—
Total income tax benefit	$—	$—	$—

Our ultimate parent company is based in Singapore.

A reconciliation of our effective tax rate related to the statutory tax rate in Taiwan, where our major operations are based, is as follows:

	2019	2020	2021
Taiwan statutory rate, including taxes on income and retained earnings	24.00%	24.00%	24.00%
Foreign tax differential	10.14%	(0.47)%	(5.75)%
Expiration of net operating loss carryforwards	—	(31.92)%	(6.47)%
Other non-deductible expenses	(7.01)%	(3.99)%	(1.65)%
Cumulative effect of initially applying new accounting standards	13.13%	—	—
Change in deferred tax assets and valuation allowance	(43.38)%	10.52%	(10.32)%
Other	3.12%	1.86%	0.19%
Effective rate	—	—	—

The significant components of our deferred tax assets consist of the following:

(in US$ thousands)	December 31
	2020	2021
Net operating loss carryforwards	$12,519	$13,079
Share-based compensation	315	324
Investments	141	145
Lease right-of-use assets	19	4
Intangible assets and goodwill	2	1
Other	50	54
	13,046	13,607
Less: valuation allowance	(13,046)	(13,607)
Deferred tax assets - net	$—	$—

A reconciliation of the beginning and ending amounts of our valuation allowance on deferred tax assets for the years ended December 31, 2019, 2020 and 2021 are as follows:

(in US$ thousands)	2019	2020	2021
Balance at beginning of year	$11,765	$12,732	$13,046
Subsequent reversal and utilization of valuation allowance	(17)	(87)	(81)
Changes to valuation allowance	723	1,585	575
Expirations	—	(1,720)	(221)
Exchange differences	261	536	288
Balance at end of year	$12,732	$13,046	$13,607

Under ROC Income Tax Act, the tax loss carryforward in the preceding ten years would be deducted from income tax for Taiwan operations.

As of December 31, 2021, we had net operating loss carryforwards available to offset future taxable income, shown below by major jurisdictions:

Jurisdiction	Amount	Expiring year
Hong Kong	$16,198	indefinite
Taiwan	43,359	2022~2031
	$59,557

Unrecognized Tax Benefits

As of December 31, 2019, 2020 and 2021, there were no unrecognized tax benefits that if recognized would affect the effective tax rate.

There were no interest and penalties related to income tax liabilities recognized for the years ended December 31, 2019, 2020 and 2021.

Our major tax paying components are all located in Taiwan. As of December 31, 2021, the income tax filings in Taiwan have been examined for the years through 2019.

NOTE 17. COMMITMENTS AND CONTINGENCIES

Commitments

(a) Operating Leases

We rent certain office premises and automobile for operation use under lease agreements that expire at various dates through 2026.  Please refer to Note 9 for more information of our lease arrangements.

(b) License Agreements

We have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. There were no committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2021.

For a specific licensed game, we are committed to paying an incentive fee of $30 thousand to the licensor for every $500 thousand additional revenues generated from the game during the agreement period from January 2020 to January 2022. In January 2022, we entered an extension and amendment agreement to extend the term and modified certain provisions. The extension term commenced on January 27, 2022 and expires on January 26, 2024, and the incentive fee is $20 thousand for every $600 thousand additional revenues generated during the extension term.

(c) Investment Agreements

On August 31, 2020, we entered into a convertible note purchase agreement to purchase a US$10,000,000 principal amount convertible promissory note (the “Note”) issued by Aeolus Robotics Corporation (“Aeolus”), a global company primarily engaged in designing, manufacturing, processing and sales of intellectual robotics. The Note, which bears interest at a rate of 2% per annum, shall be due on August 30, 2022 but is extendable to August 30, 2023 at Aeolus’s option, and all or a portion of the principal amount under the Note may be convertible at GigaMedia’s option upon maturity, upon prepayment, or when certain events occur, into ordinary shares or preferred shares of Aeolus at a price of US$3.00 per share, or into preferred shares in Aeolus’s nearest next round equity financing where Aeolus issues further preferred shares. GigaMedia may elect to convert all or any part of the principal amount of the Note into the preferred shares to be issued at the Qualified Financing, among which (1) 20% of such outstanding principal amount shall be converted at a conversion price equal to 90% of the purchase price offered to the investors in such qualified financing, and (2) 80% of such outstanding principal amount shall converted at a conversion price equal to 100% of the purchase price offered to the investors in such qualified financing. In the event that any portion of the principal amount is converted into the ordinary or preferred shares, all the interest accrued but unpaid on such portion of principal amount shall be waived. Assuming full conversion of the Note into ordinary shares and the exercise or conversion of all other Aeolus rights, options and convertible securities outstanding as of August 31, 2020, we would beneficially own 3,333,333 shares representing approximately 4.62% of the total ordinary shares of Aeolus as of August 31, 2020.

In November 2021, Aeolus notified GigaMedia that it intended to issue series B preferred shares, par value of US$0.0001 per share (the “Series B Preferred Shares”), to certain new series B preferred shareholders for a subscription price of US$3.02 per share (the “Next Round Financing”). The Next Round Financing constituted a Qualified Financing as defined in the said Note. GigaMedia exercised its conversion right in accordance with the Note with respect to US$2,000,000 of principal amount at the conversion price of US$2.718 per share, effective December 30, 2021.   GigaMedia received 735,835 Series B Preferred Shares.

After the conversion, the outstanding principal amount under the note is US$8,000,000, and GigaMedia’s right to elect to convert the remaining amount upon maturity, upon prepayment, or when certain events occur, into ordinary shares of Aeolus at a price of US$3.00 per share, is not affected.

If assuming full conversion of the remaining principal amount of the Note into ordinary shares, we would beneficially own 2,666,666 ordinary shares. Along with the above 735,835 preferred shares, that would represent, assuming the exercise or conversion of all other rights, options and convertible securities, approximately 3.56% of the total voting shares of Aeolus as of December 31, 2021.

Contingencies

We are subject to legal proceedings and claims that arise in the normal course of business.

On January 15, 2018, Ennoconn Corporation (“Ennoconn”) filed a complaint against one of our subsidiaries, GigaMedia Cloud Services Co., Ltd. (“GigaMedia Cloud”) in the Taiwan Taipei District Court. The complaint alleged that GigaMedia Cloud is obligated to pay Ennoconn NTD 79,477,648 (approximately $2,697,471) in connection with a transaction to purchase taximeters in 2015. GigaMedia Cloud filed an answer to the complaint denying Ennoconn’s allegations in the lack of factual and legal basis on March 1, 2018. On November 15, 2018, the Taiwan Taipei District Court determined that all of Ennoconn’s claims were without merit and made a judgment denying the complaint. On January 3, 2019, Ennoconn filed an appeal demanding the judgment which was entered in the District Court, to be reversed and amended. The civil court of the second instance, the Taiwan High Court, has conducted the session of the preparatory proceedings for several times during 2019. As a result, the Taiwan High Court ruled on January 8, 2020, that the decision of the Taiwan Taipei District Court should be partially modified and Ennoconn is entitled to NTD 27,084,180 (approximately $892,763). GigaMedia Cloud has filed another appeal with the Taiwan Supreme Court on February 4, 2020. The Taiwan Supreme Court revoked the previous ruling of the Taiwan High Court, and sent the case back to the Taiwan High Court for a retrial. Under such a sentence ruled by the Taiwan Supreme Court dated May 17, 2021, apart from setting aside the previous judgments of the High Court against GigaMedia Cloud, the appeal made by Ennoconn should be reviewed by the Taiwan High Court by following the instructions of the Taiwan Supreme Court. As of the issue date of these consolidated financial statements, the Taiwan High Court has yet to issue its ruling. GigaMedia Cloud accrued its best estimate for the ultimate resolution of this claim. On the other hand, pursuant to Taiwan’s Company Act, the shareholder of GigaMedia Cloud is limitedly liable for GigaMedia Cloud in an amount equal to the total value of shares subscribed. Therefore, we believe that the immediate parent company, the intermediate parent companies, as well as GigaMedia, the ultimate parent company, individually or collectively do not have obligations to absorb GigaMedia Cloud’s loss exceeding GigaMedia Cloud’s net worth and accordingly, it will not have a material adverse impact on our financial condition, results of operations or cash flows.

NOTE 18. SEGMENT, PRODUCT, GEOGRAPHIC AND OTHER INFORMATION

We have only one segment, the digital entertainment business segment, which operates a portfolio of digital entertainment products, primarily targeting digital entertainment service users across Asia.

Our Company uses the income from operations as the measurement for the basis of performance assessment. The basis for such measurement is the same as that for the preparation of consolidated financial statements. Please refer to the consolidated statements of operations and comprehensive income (loss) for the related segment revenue and operating results.

Major Product Lines

Revenues from our Company’s major product lines are summarized as follow:

(in US$ thousands)	2019	2020	2021
MahJong and casino casual games	$1,778	$1,833	$1,493
PC-based massive multiplayer online games	1,204	2,730	2,376
Mobile role playing games	3,538	2,270	1,522
Other games and game related revenues	125	42	101
	$6,645	$6,875	$5,492

Major Customers

No single customer represented 10% or more of GigaMedia’s consolidated total net revenues in any period presented.

Geographic Information

Revenues by geographic area are attributed by country of the operating entity location. Revenue from by geographic region is as follows:

(in US$ thousands)
Geographic region / country	2019	2020	2021
Taiwan	$3,074	$3,743	$3,050
Hong Kong	3,571	3,132	2,442
	$6,645	$6,875	$5,492

Geographic information for property, plant and equipment, intangible assets and operating lease right-of-use assets are as follows:

(in US$ thousands)	December 31, 2021			December 31, 2020
Geographic region / country	Property, plant and equipment, net	Intangible assets, net	Operating lease right-of-use assets, net	Property, plant and equipment, net	Intangible assets, net	Operating lease right-of-use assets, net
Taiwan	$88	$12	$1,897	$22	$4	$—
Hong Kong	—	—	74	—	—	—
	$88	$12	$1,971	$22	$4	$—

NOTE 19. SUBSEQUENT EVENT

There have been no events that have occurred subsequent to December 31, 2021, and through the date that the consolidated financial statements are issued that would require adjustment to or disclosure except as already disclosed in the consolidated financial statements.